September 24, 2021

By Hand and EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

    Office of Technology,

        100 F Street, N.E.,

            Washington, D.C. 20549.

Attention:     Joseph Cascarano

Robert Littlepage

Alexandra Barone

Jan Woo

Re:    Mynaric AG

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted August 6, 2021

CIK No. 0001850453

Ladies and Gentlemen:

On behalf of our client, Mynaric AG (the “Company”), we are confidentially submitting a third draft registration statement on Form F-1 (“DRS Amendment No. 2”). The Company previously submitted a draft registration statement on Form F-1 on a confidential basis with the Securities and Exchange Commission (the “Commission”) on August 6, 2021 (the “Draft Registration Statement”). DRS Amendment No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Registration Statement received on August 17, 2021 from the staff of the Commission (the “Staff”). Furthermore, DRS Amendment No. 2 has also been revised to reflect supplemental information regarding Comment No. 10 of the Staff’s comment letter of July 23, 2021.

Sullivan & Cromwell LLP is a registered limited liability partnership established under the laws of the State of New York.

The personal liability of our partners is limited to the extent provided in such laws. Additional information is available upon request or at www.sullcrom.com.

A list of partners’ names is available for inspection at the above address.

Securities and Exchange Commission	-2-
Division of Corporation Finance
Office of Technology

On behalf of the Company, we have set forth below the Company’s responses to the Staff’s comments. The responses and information below are based on information provided to us by the Company. To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment.

The Company has responded, to the extent relevant, to each of the Staff’s comments by incorporating revisions in the DRS Amendment No. 2 in light of the comment, providing an explanation if the Company has not fully responded to the comment or providing supplemental information as requested. As a result of changes to the Draft Registration Statement, some page references have changed. The page references in the Staff’s comments refer to page numbers in the Draft Registration Statement; the page numbers in the Company’s responses refer to page numbers in the DRS Amendment No. 2.

Registration Statement on Form F-1

Prospectus Summary, page 1

1.

We note your response to prior comment 1. Please include disclosure in the filing clarifying why you believe the company is “a leading developer and manufacturer of laser communication technology for aerospace communications networks in government and commercial market.” For example, this may be based on the company’s production volume in comparison to competitors or its admittance to the “Space Technology Hall of Fame.”

Response:

In response to the Staff’s comment, the Company has revised the Summary on page 1, the overview on page 58 and the overview on page 74 of DRS Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Results of Operations, page 59

2.

We note your response to prior comment 7. Please revise to include the total number of customers for each period presented, including the number of government customers versus commercial customers. To the extent the company has only entered into several material customer contracts, please disclose the material terms of such contracts. Further, please confirm that the company did not generate any revenue by sales to governmental entities directly and through the company’s partners for all periods presented.

Response:

In response to the Staff’s comment, the Company has revised the Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 60 and 61 of DRS Amendment No. 2.

Securities and Exchange Commission	-3-
Division of Corporation Finance
Office of Technology

Supplemental Information regarding the Staff’s Comment No. 10 of Comment Letter dated July 23, 2021

Consolidated Statement of Profit or Loss and Other Comprehensive Income for the year ended December 31, 2020, page F-3

10.

We note in your disclosure on pages 60 and F-7 that you have presented your expenses by nature. However, it appears you have presented on the face of your Consolidated Statement of Profit or Loss and Other Comprehensive Income your expenditures by nature, and these expenditures will be expensed over time frames that exceed the current reporting period. Please revise your statement of profit or loss to present your expenses either by nature or function. Specifically address paragraph 3.4 of the IFRS Conceptual Framework for Financial Reporting (2018) and paragraphs 82 and 99 of IAS 1 in your response.

Response:

Following the consideration of the Staff’s comment, including the applicable guidance referenced therein, the Company has decided to revise the presentation of the consolidated statement of profit or loss and other comprehensive income or loss. Accordingly, the Company has restated its consolidated financial statements to apply a voluntary change in accounting policy. As IAS 8.29 does not explicitly contemplate restatements of re-issued current period financial statements, the Company applied the guidance of ASC 250 by analogy, and has restated the consolidated financial statements for the effect of the change in accounting policy for both the current and prior period. The Company has also disclosed the change in accounting policy in accordance with IAS 8 in Note 3.3 c) Change of the presentation of the Consolidated statement of profit or loss and other comprehensive income or loss on page F-34 of the consolidated financial statements. Given that the consolidated financial statements originally issued in the confidential submission of the F-1 registration statement on June 24, 2021 have neither been distributed publicly nor issued to any third-parties other than in connection with the confidential submission, management respectfully informs the Staff of its intention to reissue its consolidated IFRS financial statements and exclude disclosures concerning the restatement in a future amendment. This position can be justified by analogizing IAS 8.10—12 to the guidance in ASC 250-10-50-9 which states: “Disclosure of restatements in annual reports issued subsequent to the first such post-revision disclosure would ordinarily not be required.”

The Company also respectfully informs the Staff that it has revised its disclosure in Note 13. Own work capitalized on page F-43 to provide additional disclosure concerning the amount of expenses presented in the consolidated statement of profit or loss and other comprehensive income or loss on a gross basis which were capitalized. Furthermore, the Company respectfully informs the Staff that it has revised Note 5. Segment reporting and information on geographical areas on pages F-37 and F-38 to conform the changes made to the consolidated statement of profit or loss and other comprehensive income or loss.

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Securities and Exchange Commission	-4-
Division of Corporation Finance
Office of Technology

If you would like to discuss any aspect of this letter or DRS Amendment No. 2, please contact Krystian Czerniecki at +49-69-4272-5525 or by email (czernieckik@sullcrom.com). Please send written correspondence relating to this submission by email.

Very truly yours,

/s/ Krystian Czerniecki
Krystian Czerniecki

cc:	Bulent Altan, Chief Executive Officer

Stefan Berndt-von Bülow, Chief Financial Officer

Joachim Horwath, Chief Technology Officer

(Mynaric AG)

Craig F. Arcella

Sasha Rosenthal-Larrea

(Cravath, Swaine & Moore LLP)